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                               October 13, 2020

       Dian Wang
       Chief Executive Officer
       Hywin Holdings Ltd.
       F3, Hywin Financial Centre
       8 Yincheng Mid. Road
       Pudong New District, Shanghai City
       People   s Republic of China

                                                        Re: Hywin Holdings Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted September
28, 2020
                                                            CIK No. 0001785680

       Dear Ms. Wang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Customer Concentration Risk, page 81

   1. We note your response to comment 18. Please tell us why you believe the identity of customers who accounted
for 16% of your total revenues for the year ended June 30,
                                                        2019, as well as 27%
and 20% your total revenues for the fiscal year 2018 is not material information. In doing
so, please address the impact on your analysis of the 27%
                                                        customer's status as a
related party. Please refer to Securities Act Rule 408. Alternatively, as previously
requested, please disclose the identities of these customers.
 Dian Wang
Hywin Holdings Ltd.
October 13, 2020
Page 2
Competitive Landscape, page 88

2. We note your response to comment 20. Please disclose the names of Company Group A and Companies B, C and D referenced in this section, as well as Companies E and F referenced on page 86. In this regard we note that the basis for any statements you make regarding your competitive position shall be disclosed. Refer to Item 4(B)(7) of Form 20-
         F. In the alternative, you can discuss your competitive position generally without including your favorable rankings as compared to other undisclosed companies. If you chose to do so, please remove both your rankings and the ranking of undisclosed companies here and throughout the registration statement.
Jury Trial Waiver, page 160

3. We note your response to comment 25. Please clarify whether the jury trial provision of the deposit agreement applies to purchasers in secondary transaction. General

4. We note your response to comment 30 and your revised disclosure. We further note that throughout the prospectus you often describe the industry and your performance using compound annual growth rate ("CAGR"). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented. For example, when you disclose the CAGR of 15.2% from 2019 to 2024, please also disclose the annual percentage increases or projected increases for each period, such as 2020,
         2021, 2022, 2023 and 2024, respectively.
5. We note your disclosure on page 48 that your deposit agreement identifies federal or state courts in the City of New York as the exclusive forum for claims arising under the deposit agreement. Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum
FirstName LastNameDian Wang
       provision in the governing documents states this clearly, or tell us how you will inform
Comapany    NameHywin
       investors  in futureHoldings   Ltd.
                            filings that the provision does not apply to any
actions arising under the
       Securities  Act
October 13, 2020 Page 2 or Exchange   Act.
FirstName LastName
 Dian Wang
FirstName LastNameDian  Wang
Hywin Holdings  Ltd.
Comapany
October 13,NameHywin
            2020       Holdings Ltd.
October
Page 3 13, 2020 Page 3
FirstName LastName
       You may contact Marc Thomas at (202) 551-3452 or Cara Lubit at (202) 551-5909 if
you have questions regarding comments on the financial statements and related matters.
Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at (202) 551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Meng Ding, Esq.